UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-3

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Central Falls Detention Facility Corporation

(Name of Applicant)*

950 High Street

Central Falls, Rhode Island 02863

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Detention Facility Revenue Refunding Bonds (The Donald W. Wyatt Detention Facility) Series 2026A	$27,500,000
Detention Facility Excess Cash Revenue Refunding Bonds (The Donald W. Wyatt Detention Facility) Series 2026B	$40,000,000

Approximate date of proposed public offering: On, or as soon as practicable following, the effective date (the “Effective Date”) under the Plan of Reorganization of Central Falls Detention Facility Corporation pursuant to Chapter 11 of the United States Bankruptcy Code (as it may be amended or supplemented, the “Plan of Reorganization”).

Name and address of agent for service:

Daniel S. Polsky

950 High Street

Central Falls, Rhode Island 02863

(401) 729-1190

Copies to:

Matthew A. Lopes, Jr. Daniel E. Burgoyne Partridge Snow & Hahn LLP 40 Westminster Street Suite 11 Providence, RI 02903 (401) 861-8200	Jonathan W. Young Troutman Pepper Locke LLP 401 9th Street, NW Washington, DC 20004 (202) 274-2950

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Form T-3 filed by Central Falls Detention Facility Corporation (the “Corporation”) with the Securities and Exchange Commission on October 1, 2026 (the “Form T-3”) is being filed solely to include, as Exhibit T3G, the Statement of Eligibility of the Indenture Trustee on Form T-1, and to update the Exhibit Index. The Amendment is not intended to amend or delete any other part of the Form T-3.

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EXHIBIT INDEX

Exhibit T3A*	Certificate of Incorporation

Exhibit T3B*	Bylaws

Exhibit T3C*	Form of Indenture

Exhibit T3D	Not applicable

Exhibit T3E-1*	Disclosure Statement

Exhibit T3E-2*	Plan of Reorganization

Exhibit T3F*	Cross-reference sheet with respect to the Indenture (included in Exhibit T3C)

Exhibit T3G**	Form T-1 of the Indenture Trustee

* Previously filed.

** Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Corporation has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Central Falls, and State of Rhode Island, on the 13th day of October, 2026.

CENTRAL FALLS DETENTION FACILITY CORPORATION

Attest:	/s/ Michael Nessinger	By:	/s/ Daniel S. Polsky
Name:	Michael Nessinger	Name:	Daniel S. Polsky
Title:	Warden	Title:	Bankruptcy Court Appointed Financial Advisor

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